Additional Information

Exhibit 99 - Additional Information


     CompX Group, Inc. ("CGI"), TIMET Finance Management Company ("TFMC"), NL Industries, Inc. ("NL"), Harold C. Simmons and his spouse are the direct holders of 49.4%, 9.2%, 6.0%, 1.1% and 0.4% respectively, of the outstanding shares of class A common stock, par value $0.01 per share (the "Class A Common Stock"), of the issuer.

     CGI holds 100%, or 10,000,000 shares, of the issuers Class B Common Stock, par value $0.01 per share (the "Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock"). The description of the relative rights of the Common Stock contained in the issuer's restated certificate of incorporation is hereby incorporated herein by reference to Exhibit 3.1 of the issuers Registration Statement on Form S-1 (File No. 333-42643). As a result of its ownership of all of the Class B Common Stock, CGI currently holds approximately 82.6% of the combined voting power (97.5% for the election of directors) of all classes of voting stock of the issuer.

     Titanium Metals Corporation ("TIMET") is the direct holder of 100% of the outstanding common stock of TFMC. Tremont LLC ("Tremont"), Harold C. Simmons' spouse, The Combined Master Retirement Trust (the "CMRT"), Valhi, Inc. ("Valhi") and Harold C. Simmons are the holders of approximately 33.4%, 12.5%, 10.2%, 3.8% and 2.6%, respectively, of the outstanding shares of common stock of TIMET. The ownership of Ms. Simmons includes 10,666,666 shares of TIMET common stock that she has the right to acquire upon conversion of 1,600,000 shares of TIMET 6-3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she holds directly. The ownership of Valhi includes 98,000 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET common stock held by Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock owned by her or Valhi, respectively.

     NL and TFMC are the direct holders of 82.4% and 17.6%, respectively, of the outstanding common stock of CGI. Valhi and TFMC are the direct holders of 83.1% and 0.5%, respectively, of the outstanding common stock of NL.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont. Valhi Holding Company ("VHC"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 91.7%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice. Contran is also the holder of approximately 88.9% of the outstanding common stock of Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable rabbi trust to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 10.2% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     NL and a  subsidiary  of NL directly  own  3,522,967  shares and  1,186,200 shares, respectively, of Valhi common stock. As already discussed, Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding common stock of NL. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board of CGI, Tremont, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, TIMET and Contran and chairman of the board and chief executive officer of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the shares of Class A or Class B Common Stock that are directly held by CGI, TFMC or NL. However, Mr. Simmons disclaims such beneficial ownership of the shares of Class A or Class B Common Stock beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 20,000 shares of Class A Common Stock, 64,300 shares of TIMET common stock, 1,600,000 shares of TIMET Series A Preferred Stock, 119,475 shares of NL common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such securities. Mr. Simmons disclaims beneficial ownership of all securities that his spouse holds directly.

     Mr. Harold C. Simmons is the direct owner of 56,900 shares of Class A Common Stock, 1,983,700 shares of TIMET common stock, 408,200 shares of NL common stock (including stock options exerciseable for 2,000 shares) and 3,383 shares of Valhi common stock.

     A trust, of which Harold C. Simmons and his spouse are trustees and the beneficiaries are the grandchildren of his spouse, is the direct holder of 36,500 shares of the common stock of Valhi. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares of Valhi common stock the trust holds. Mr. Simmons disclaims beneficial ownership of any shares of Valhi common stock that this trust holds.